Exhibit 4.8

FORM 51-102F3

Material Change Report

Item 1                                    Name and Address of Company

Inmet Mining Corporation
330 Bay Street
Suite 1000
Toronto, Ontario
M5H 2S8

Item 2                                    Date of Material Change

May 6, 2012

Item 3                                    News Release

A news release announcing the material change referred to in this report was issued by Inmet Mining Corporation (“Inmet”) on May 6, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the news release is attached as Schedule “A”.

Item 4                                    Summary of Material Change

On May 6, 2012, Inmet announced the completion of Basic Engineering for the Cobre Panama project and the launch of a financing plan to fully fund Inmet’s 80 percent share of the related development costs.

Item 5                                    Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6                                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                    Omitted Information

Not applicable.

Item 8                                    Executive Officer

For further information please contact Steve Astritis, Vice President, Legal and Corporate Affairs of Inmet Mining Corporation at the above-mentioned address or by telephone at (416) 361-6400.

Item 9                                    Date of Report

May 16, 2012

Schedule “A”

PRESS RELEASE FOR IMMEDIATE RELEASE May 6, 2012	Inmet Mining Corporation Suite 1000 330 Bay Street Toronto, Canada M5H 2S8 Tel: (1) 416-361-6400 Fax: (1) 416-368-4692 www.inmetmining.com

INMET ANNOUNCES BASIC ENGINEERING RESULTS AND FINANCING PLAN
FOR THE COBRE PANAMA PROJECT

TORONTO, Canada —InmetMining Corporation (TSX: IMN)(Inmet) is pleased to announce the completion of Basic Engineering for the Cobre Panama project and the launch of a financing plan to fully fund Inmet’s 80 percent share of the related development costs.

The Cobre Panama project, located in the Donoso District of Panama, is owned by Minera Panama, S.A. (MPSA), an 80 percent owned subsidiary of Inmet. Cobre Panama is one of the largest undeveloped copper porphyry deposits in the world.  MPSA has completed the most important steps of permitting andBasic Engineering, and isnow ready to start construction. Korea Panama Mining Corporation (KPMC), a consortium of LS-Nikko Copper Inc. and Korea Resources Corporation, owns 20 percentof MPSA and is our partner in the project.  Upon closing of the proposed offering of senior, unsecured notes described in a separate press release issued today, Inmet would authorize the issuance of a “Full Notice to Proceed” for major construction.

Jochen Tilk, Inmet’s President and CEO said “Inmet has been involved in the development of Cobre Panama for the past 20 years. Since the early days, three separate areas of advancement have converged to strengthen our commitment:  first, the deposit has grown substantially; secondly, the communities in the area have participated in and supported the development plans; and finally, Basic Engineering has presented a clear execution strategy. We have focused on the social and environmental commitments for this project as it is our priority to ensure the protection of these values. The results of Basic Engineering have demonstrated robust economics,and we are executing a solid financing plan that does not include issuing equity. The coming four years will be transformative for Inmet as we expect to grow significantly as a low cost copper producer.”

We will hold a conference call and webcast with a PowerPoint presentation tomorrow, May 7, at 8:00 am ET to provide you with further detail on Cobre Panama.  A summary of Basic Engineering has also been posted separately to our website at www.inmetmining.com.

Results of Basic Engineering

Project Highlights

Description
Reserves(1)	9.3Mt Cu	5.2M oz Au	104M oz Ag	169k t Mo
Resources (measured & indicated)(1)	14.7Mt Cu	9.0M oz Au	168M oz Ag	238k t Mo
Resources (inferred)(1)	8.7Mt Cu	4.8M oz Au	121M oz Ag	156k t Mo
Annual production (Yr 2-16)	298kt Cu	106k oz Au	1.6M oz Ag	3,100 t Mo
Annual production (LOM)	266kt Cu	87k oz Au	1.5M oz Ag	2,900 t Mo
NSR breakdown at US$2.75/lb Cu	Cu 87%	Au 6%	Mo 5%	Ag 2%
Life of Mine (reserves only)	31+ years
C1 cash costs (Yr 2-16)	US$0.72/lb Cu
C1 cash costs (LOM)	US$0.82/lb Cu
Ore throughput capacity	160ktpd to 240ktpd throughput with further expansion capacity
Average strip ratio	0.58:1
Concentrate	Clean concentrate with no penalties for deleterious elements
Logistics Power Supply	On tidewater with immediate proximity to Panama Canal MPSA-owned 300 megawatt coal-fired power plant

(1)Reserves and resources are quoted on a contained metal basis; measured and indicated resources are quoted including reserves.  Mineral reserve and resource table as disclosed in our 2011 Annual Information Form is attached as Appendix A.

Economics

The table below shows the levered net present value and rate of return at various metal prices. Rate of returns are after tax, taking working capital into consideration.

	Price Scenarios
Copper (US$/lb)	2.75	3.00	3.25	3.50
Gold (US$/oz)	1250	1,364	1,477	1591
Silver (US$/oz)	20.00	21.82	23.64	25.45
Molybdenum (US$/lb)	15.00	16.36	17.73	19.09
IRR	14.3%	16.5%	18.5%	20.4%
Net present value 8% (US$B)	3.2	4.4	5.6	6.8
Average LOM Annual Free Cash Flow (US$ M)	809	932	1,056	1,179

Assumes US$1.6 billion in senior debt, with 2% one time fees and 7.25% nominal interest rateon a 100% basis.

Capital Cost Estimates

Basic Engineering Capital Cost by Major Area

Area	CAPEX Total (US$M)	% of Project
Mining	760	12
Process Plant	1,184	19
Site & Services	550	9
Port Site Facilities	543	9
Power Plant	646	10
Total Direct Costs	3,682	59
Construction Indirects	844	14
Total Field Costs	4,526	73
EPCM Services	355	6
Owner Costs	885	14
Contingency	415	7
Project Total Costs	6,181	100

Note: Figures may not sum due to rounding

The following table reconciles this estimate to the capital cost estimate of US$4.3 billion announced in the Front End Engineering and Design study dated March 2010 (based on Q2 2009 dollars):

FEED Study to Basic Engineering Capital Cost Estimate Variances

CAPEX Total (US$ M)
FEED study capital costs (power plant not included)	4,320
Power plant	646
Increased process plant capital cost estimate	403
Increased mining capital cost estimate	312
Increased port site capital cost estimate	285
Other	215
Basic Engineering Capital Cost Estimate	6,181

The total capital estimate includes the direct field cost for executing the project, the contractor’s costs for engineering, procurement and construction management, the indirect costs of construction, as well as the cost of the owner-provided mining fleet, our owners’ costs incurred after May 1, 2012, contingency and growth.The capital estimate does not include any amount for escalation.

Sustaining capital, including a third line expansion operating from Year 10 onward, is estimated to be US$2.92 billion for the estimated 31-year life of mine and includes replacement of mobile equipment, tailings facility development, and water management systems.

If we move forward with Full Notice to Proceed in May, we expect total capital spending (on a 100 percent basis) excluding changes in net working capital and interest on long-term debt to be $885 millionin 2012.

Operating Costs

Operating costs are estimated to be US$6.88 per tonne of ore milled with mining costs benefitting from a low life of mine strip ratio of 0.58 tonnes waste per tonne of ore. The power cost would be US $1.01 per tonne of ore milled, or 4.4 cents per kWh (LOM) and 2.7 cents per kWh in the first nine years of mine life if we sell excess power back to the grid.

Summary of Operating Costs per Component (US$/t of ore milled)*

Cost Centre	Total	Labour	Material	Power	Other
Mine	2.44	0.27	1.87	0.05	0.24
Process Plant	3.29	0.24	2.13	0.91	0.01
G&A	0.88	0.15	0.01	0.04	0.69
Site Services	0.28	0.11	0.07	0.01	0.09
Total	6.88	0.77	4.08	1.01	1.03

*Based on US$2.75/lbconsensuslong-term copper price.

C1 Cash Costs (US$/lb) Y2-16 and Life of Mine Average*

Cost Item	Years 2 – 16	LOM Average
Mine	0.30	0.32
Plant	0.37	0.44
G&A	0.11	0.12
Site services	0.03	0.04
Offsite costs	0.30	0.30
By-product credits	(0.40)	(0.40)
C1	0.72	0.82

*Based on US$2.75/lbconsensuslong-term copper price.

C3 total costs are C1 cash costs, plus a net smelter royalty (NSR) of 5 percent on copper and molybdenum and 4 percent on precious metals, plus interest expense on assumed debt, project capital and sustaining capital and are meant to represent all costs required to produce a pound of recovered copper net of by-product credits.

C3 Total Cost (US$/lb) Y2-16 and Life of Mine Average*

Cost Item	Years 2 – 16	LOM Average
C1	0.72	0.82
Depreciation and closure	0.50	0.48
Royalty and front end taxes	0.14	0.14
Interest cost (debt)	0.04	0.03
C3	1.41	1.47

*Based on US$2.75/lbconsensuslong-term copper price.

Cobre Panama’s life of mine C3 costs of US$1.47/lbwould rank in the 29th percentile on Brook Hunt’s projected C3 cost curve, and beattractive based on the consensus long-term copper price of US$2.75/lb.  With C1 cash costs over the life of mine atUS$0.82/lband total C3 costs of US$1.47/lb, Cobre Panama would rankas one of the lowest cost future copper producers in the world.

Third Party Reviews

Inmet recognizes the industry trend of escalating costs as a significant risk and has commissioned numerous third party reviews to ensure the quality and reliability of the estimates, and to mitigate this risk. Independent reviews encompassed:

•                  Capital cost estimates

•                  Operating cost estimates for both process and mining

•                  Project schedule

•                  Compliance with the International Finance Corporation Performance Standards on Social and Environmental Sustainability

•                  Tailings management facility

•                  Project controls

•                  Project execution readiness

The results of these studies confirmed the conservative cost assessment as well as the overall execution readiness of the project.  These are summarized in the Basic Engineering Summary Report at www.inmetmining.com.

Early Commitment and Securing Long-lead Items

To reduce exposure to capital cost escalation, we expect to have committedin excess of 50 percent of the estimated capital by the end of 2012.

The power plant has already been contracted under a lump sum, turn-key contract to SK Engineering& Construction Co. Ltd., a Korean engineering and construction firm,thathas already secured suppliers for long-lead items such as Boilers, Steam Turbine Generators, and Flue Gas Desulphurization systems.

The detailed engineering and construction for the process plant would be contracted in the third quarter this year under an Engineering, Procurement and Construction arrangement and the bidding process is currently underway. The SAG mills, ball mills and wrap-around drives have been ordered, and are currently being fabricated with delivery expected next year.

The balance of project infrastructure is under contract with Joint Venture Panama (JVP), a joint venture led by SNCLavalin Group Inc. (70 percent), with partnersTechintInternational Construction Corp. (15 percent) and GyM.S.A., a member of Grañay Montero Group (15 percent) under an Engineering, Procurement and Construction Management agreement that was executed in November 2010. JVP’s procurement activities are well underway and would result in the early award of all major earthworks, site capture, camps and site services packages during the second quarter this year.

Procurement of the initial mine fleet is well underway and we expect to make a commitment by the third quarter this year.

Strategic Decision on Ownership and Financing Plan

Recent Project Milestones

Over the past years, Inmet has constantly evaluated the appropriate ownership level in Cobre Panama,balancing the growth opportunity presented by future copper production against the capital and execution risk. As our evaluation advanced, the parallel progress in Cobre Panama has substantially lowered the risk and Inmet’s capability to fund has increased significantly. The following milestones have facilitated our assessment, and haveincreased the project’s value while reducing financing and execution risk:

•                  The completion of Basic Engineering in April 2012 resulting in favourable economics for the project

•                  The development of a sound financing plan

•                  The approval of the Environmental and Social Impact Assessment (ESIA)on December 28, 2011

•                  The closing of the KPMC option exercise on April 24, 2012

•                  The discovery of Balboa in connection with a substantial increase in mineral reserves and resources and the prospect of future discoveries

•                  The establishment of a large and experienced owner’s team

•                  The establishment of a highly experienced and competent project execution team by Joint Venture Panama (JVP), Inmet’s Engineering, Procurement and Construction Management (EPCM) contractor on the project

•                  The award of the power plant under a lump sum, turn-key contractto a reputable contractor

•                  The completion of all necessary negotiations and resettlement planning with those who will be economically or physically displaced by the developmentof the project

On that basis, we believe our best course of action to enhance value is to initiate development with an 80 percent ownership interest inMPSA. As construction advances, we will continue to evaluate opportunities to optimize our holding, balancing the potential benefits of reduced ownership against exposure to this world class copper asset.

Financing Plan

As announced today by separate press release, Inmet intends to offer an issuance of US$1 billion principal amount ofsenior, unsecured notes.

We have also commenced a process to consider a precious metals stream transaction. We are currently engaged indiscussions with interested parties to sell a portion of future gold and silver production attributable to our 80 percent interest in Cobre Panama. If we are successful in completing such precious metals stream transaction on acceptable terms, the stream transaction would provide an additional approximately US$1 billion forour share of the capital cost of the project.

The total project funding plan along with the approximate proportion of funding in place is outlined in the table below:

	(US$ billions)	% financed
Capital estimate	$6.2
Funding sources:
KPMC	$1.4	23%
Inmet cash on hand	1.7	50%
Inmet senior unsecured notes	1.0	66%
Inmet precious metals stream	1.0	82%
Inmet cash flow from operating mines 2012 to 2015 net of financing costs	1.5	106%
Other	1.0	123%
Total Funding Sources	$7.6	123%

Funding classified as “other” represents steps to create additional financial flexibility and to further mitigate financial risk, including:

•                  Sale of additional equity in the project

•                  Project level debt financing, including off-take financing and equipment lease financing

•                  Corporate level debt financing, including a corporate revolving credit facility

Change of Functional Currency to US Dollar

The development of Cobre Panama would significantly increase Inmet’s exposure to the US dollar considering:

•                  Inmet’s share of the development costs for the project, the vast majority of which are denominated in US dollars; and

•                  our expected issuance of US dollar denominated high yield bonds.

On completion of the proposed offering of senior, unsecured notes and authorization for a Full Notice to Proceed, the functional currency of Inmet wouldbecome the US dollar effective May 31, 2012, and Inmet would report its financial results in US dollars beginning in the second quarter of 2012.

Project Execution

Project team

Our qualified and experiencedowner’s team now comprises 50 members, and would grow to 107 by 2013.  This team comprises senior, seasoned individuals with extensive experience in mining and large project development.  Profiles for key personnelare included in the Basic Engineering Summary Report.  In addition to the owner’s team, JVPhas mobilized an equally qualified team of 154 members that would peak at 361 in 2013.

Current Activities

Approved early works are currently underway, including the upgrade of the 40-kilometre Llano Grande road from the Pan-American Highway to the project site.  This upgrade incorporates enhanced drainage features, reduced longitudinal slopes and new bridge structures.  Three other roads are under construction, and will provide ready access to the site while bypassing local communities to minimize the impact of increased traffic flow.  We have received permits and started construction ofcamps to house up to 2,000 workers by the fourth quarter this year.  At the port site at Punta Rincon, we have received the required permit for the installation of a temporary landing barge which will facilitate access for equipment, materials and personnel coming from the port of Colón.

Development Plan

Cobre Panama wouldbe developed as a conventional truck and shovel open pit mine with a concentrator that employs proven technology (crushing, grinding, and flotation) to produce copper-gold and molybdenum concentrate.  A 300 megawatt coal-fired power plant and ship loading port facilities wouldalso be part of the project.

A series of analyses were conducted to determine economic pit limits and the mining phase development sequence for three mineral deposits in the concession area:  Botija, Colina, and Valle Grande. The concentrator site would becentrally located within two kilometres of all three deposits as well as the stockpile. A fourth smaller deposit, Medio, is roughly 500 metres northeast of the Colina pit.  The new block model incorporates a small Medio pit which was targeted by recent drilling and is part of the mine production schedule in Years 11 to 14.  Neither the Balboa nor Brazodeposits are incorporated into the mine plan, and represent expansion upside and potential justification for an early expansion of the third line.

A third grinding circuit couldbe added to the concentrator that would commence operation in Year 10, increasing the base ore processing rate from 160,000 tonnes per day to 240,000 tonnes per day. Mine operations wouldbe scheduled for two 12-hour shifts per day, 365 days per year.  Four rotating crews would provide continuous operator and maintenance coverage in the mine. The concentrator would operate an estimated 31 years, including the processing of about 193 million tonnes of stockpiled ore during Years 28 to 31.

Project Timelineand Milestones

Project timelines cited below are subject to permitting and approvals, and will be confirmed in our ongoing reporting.  The following are the expected main milestones ahead as we migrate through the project schedule.

1	Completion of Basic Engineering	April2012
2	Closing of notes offering/ Full Notice to Proceed	May 2012
3	Site capture complete	Q2 2013
4	Power plant complete	Q4 2015
5	Tailings starter dam complete	Q3 2015
6	First ore processed	Q4 2015
7	Mine development (pre-strip) complete	Q1 2016
8	First concentrate shipment	Q1 2016

Webcast Conference Call

On May 7, 2012 at 8:00am Eastern Time, Inmet will hold a live webcast conference call as a follow-up to this press release that will include a comprehensive engineering presentation followed by a question and answer session.  The call will be hosted by Jochen Tilk, President and Chief Executive Officer.

You are cordially invited to listen to the audio webcast through either:
http://events.digitalmedia.telus.com/inmet/050712/index.php
or
www.inmetmining.com

After the broadcast, an archive of the webcast will be available on both websites.

Interested persons who are unable to connect to the webcast can listen to the conference call by dialing +416-340-8530 (local/international) or toll-free +1 877-240-9772(North America only).

Starting at approximately 10:30 am ET Monday, May 7, 2012, a conference call replay will be available.

•                  Local or international: +1905-694-9451 passcode 5837135

•                  Toll-free within North America: +1800-408-3053 passcode 5837135

Forward-Looking Information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. Capital and operating cost estimates are forward-looking statements, and are based on assumptions that we believe to be reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). We also have an 80 percent interest in Cobre Panama, a development property in Panama.

This press release is also available at www.inmetmining.com.

For further information, contact:

Jochen Tilk	Flora Wood
President and Chief Executive Officer	Director, Investor Relations
(416) 860-3972	(416) 361-4808

APPENDIX A

Mineral reserve and resource table

The mineral reserves and resources shown below are as of December 31, 2011 for the three operating mines, and as of March 5, 2012 for Cobre Panama.

Operating properties

										Contained Metal (x 1000)
		Tonnes	Cu	Zn	Pb	Au	Ag	S	Mo	Cu	Zn	Pb	Au	Ag	Mo	Inmet’s
	Category	(x 1000)%		%	%	g/t	g/t	%	%	tonnes	tonnes	tonnes	ounces	ounces	tonnes	Interest
Mineral reserves
Las Cruces	Proven	9,777	5.8	—	—	—	—	—	—	564	—	—	—	—	—	100%
	Probable	4,881	4.9	—	—	—	—	—	—	238	—	—	—	—	—	100%
	Total	14,658	5.5	—	—	—	—	—	—	802	—	—	—	—	—	100%
Çayeli	Proven	5,007	3.0	3.4	—	0.3	28	—	—	152	170	—	55	4,507	—	100%
	Probable	2,946	3.3	4.3	—	0.4	40	—	—	98	126	—	42	3,789	—	100%
	Total	7,953	3.1	3.7	—	0.4	32	—	—	250	296	—	96	8,296	—	100%
Pyhäsalmi	Proven	9,137	1.1	2.0	—	0.4	14	41	—	99	183	—	118	4,113	—	100%
	Probable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100%
	Total	9,137	1.1	2.0	—	0.4	14	41	—	99	183	—	118	4,113	—	100%
							Inmet’s share			1,151	478		214	12,409
Mineral resources (exclusive of mineral reserves)
Las Cruces	Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100%
	Indicated	194	4.2	—	—	—	—	—	—	8	—	—	—	—	—	100%
	Indicated (Gossan)	958	—	—	5.8	3.9	109	—	—	—	—	56	119	3,357	—	100%
	Inferred (Gossan)	1,767	—	—	1.6	2.5	48	—	—	—	—	29	140	2,744	—	100%
Çayeli	Measured	3,016	3.0	1.7	—	0.3	11	—	—	89	50	—	33	1,067	—	100%
	Indicated	2,089	3.1	3.3	—	0.6	27	—	—	65	70	—	43	1,813	—	100%
	Inferred	479	3.2	10.6	—	—	—	—	—	16	51	—	—	—	—	100%
Pyhäsalmi	Measured	7,168	0.6	0.5	—	—	—	44	—	45	37	—	—	—	—	100%
						Inmet’s share (not including inferred resources)				207	157	56	195	6,237	—

Development property

										Contained Metal (x 1000)
		Tonnes	Cu	Zn	Pb	Au	Ag	S	Mo	Cu	Zn	Pb	Au	Ag	Mo	Inmet’s
	Category	(x 1000)%		%	%	g/t	g/t	%	%	tonnes	tonnes	tonnes	ounces	ounces	tonnes	Interest
Mineral reserves
Cobre Panama	Proven	258,000	0.57	—	—	0.14	1.6	—	0.010	1478	—	—	1126	13,020	25	80%
	Probable	2,061,000	0.38	—	—	0.06	1.4	—	0.007	7781	—	—	4041	91,008	145	80%
	Total	2,319,000	0.40	—	—	0.07	1.4	—	0.007	9258	—	—	5167	104,028	169	80%
						Inmet’s share				7,406	—	—	4,134	83,223	135
Mineral resources (inclusive of mineral reserves)
Cobre Panama	Measured	262,000	0.56	—	—	0.13	1.5	—	0.009	1,476	—	—	1,118	12,979	24	80%
	Indicated	3,905,000	0.34	—	—	0.06	1.2	—	0.005	13,237	—	—	7,845	155,392	214	80%
	Total	4,167,000	0.35	—	—	0.07	1.3	—	0.006	14,715	—	—	8,963	168,454	238	80%
				Inmet’s share						11,772	—	—	7,170	134,763	190
Cobre Panama	Inferred	3,749,000	0.23	—	—	0.04	1.0	—	0.004	8,660	—	—	4,805	120,534	156	80%
					Inmet’s share					6,928	—	—	3,844	96,427	125

For additional information regarding Inmet’s reserves and resources please refer to Inmet’s 2011 Annual Information Form dated March 28, 2012.

Notes to mineral reserves and resources table

Mineral reserves and resources are shown on a 100 percent basis for each property, including Cobre Panama which we own 80 percent of. Except for Cobre Panama, mineral resources are exclusive of mineral reserves.

The mineral reserve and resource estimates are prepared in accordance with the CIM Definition Standards On Mineral Resources and Mineral Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project. You will find the definitions and guidelines at www.cim.org.

Estimates for all operations are prepared by or under the supervision of a qualified person as defined in National Instrument 43-101 (usually an engineer or geologist).

There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

Mineral resources which do not form part of the mineral reserves do not have demonstrated economic viability.

The Qualified Persons identified below have reviewed the technical content of this release.

Las Cruces

Reserve and resource estimates as at December 31, 2011 prepared by independent consultant
Alan C. Noble, P.E., Ore Reserves Engineering.

Reserve estimates are based on the following assumptions:

•                  copper price: US $2.25 per pound

•                  exchange rate: €1.00 = US $1.30

•                  open pit cut-off: 1 percent copper (95 percent of copper in reserve)

•                  underground cut-off: 3 percent copper (5 percent of copper in reserve).

Resource estimates for the gossan material are based on a cut-off grade of 1 gram per tonne gold.

Çayeli

Mineral resources as at December 31, 2011, were estimated by Robert Sim, P. Geo., of SIM Geological Inc.  Reserve estimates as at December 31, 2011 were prepared under the supervision of Joseph Boaro, P. Eng. (Director, Mining, Inmet Mining).

Reserve estimates are based on the following assumptions:

•                  copper price: US $2.25 per pound

•                  zinc price: US $0.85 per pound

•                  net smelter return cut-off: US $65 per tonne.

Resource estimates include only material in addition to those used to generate reserves and are based on the same metal prices and a lower net smelter return cut-off: US $59 per tonne.

Pyhäsalmi

Reserve and resource estimates as at December 31, 2011 prepared under the supervision of Timo Maki, EurGeol., European Federation of Geologists (Chief Geologist, Pyhäsalmi).

Reserve estimates are based on the following assumptions:

•                  copper price: US $2.25 per pound

•                  zinc price: US $0.85 per pound

•                  exchange rate: €1.00 = US $1.30

•                  net smelter return cut-off: €31.73 per tonne.

Resource estimates are based on the geological limits of the massive sulphides.

Cobre Panama

Mineral resources as at March 5, 2012, were estimated by Robert Sim, P. Geo., of SIM Geological Inc. Mineral reserves as at December 31, 2011 were estimated by William Rose, P.E., of WLR Consulting, Inc., a qualified person under National Instrument 43-101.

Reserve estimates are based on the following assumptions:

•                  copper price: US $2.25 per pound

•                  gold price: US $1,000 per ounce

•                  silver price: US $16 per ounce

•                  molybdenum price: US $13.50 per pound

•                  Mining costs: US $1.66 per tonne of ore mined, US $1.96 per tonne of waste mined and

•                  Milling and general and administration cost: US $5.27 per tonne of ore milled, average life of mine metallurgical recoveries: 89 percent for copper, 52 percent for gold, 46 percent for silver and 53 percent for molybdenum.

Mineral resources include mineral reserves.

Resource grades are estimated using ordinary kriging with a nominal block size of 25 metres by 25 metres by 15 metres. Resources are limited inside a pit shell defined by a copper price of US $2.60 per pound, $1.75 per tonne mining cost and $7.02 per tonne total site operating cost, and are tabulated at a cut-off grade of 0.15 percent copper.